[Baxter International Inc. Letterhead]

May 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Chris Edwards
Laura Crotty

Re:	Baxter International Inc.
Registration Statement on Form S-4
Filed April 28, 2022
File No. 333-264529

Ladies and Gentlemen:

On behalf of Baxter International Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “Commission”) via EDGAR in response to the comment letter from the Staff of the Commission (the “Staff”), dated May 4, 2022 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 filed on April 28, 2022 (the “Registration Statement”). For your convenience, we have set forth below the Staff’s comment, followed by the Company’s response thereto.

Registration Statement on Form S-4

General

1.

We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). However, the prospectus does not contain all of the representations required by the no-action letters. Specifically, the Company must represent that it has not entered into any arrangement or understanding with any person who will receive exchange securities in the exchange offer to distribute those securities following completion of the offering, and that it is not aware of any person that will participate in the exchange offer with a view to distribute the exchange securities. Please revise your prospectus to include these representations on behalf of the Company. Alternatively, you may provide us with a supplemental letter that includes these representations.

Response:

In response to the Staff’s comment, the Company hereby makes the following representations to the Commission:

1.     The Company has not entered into any arrangement or understanding with any person who will receive exchange securities in the exchange offer to distribute those following completion of the offering and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the exchange securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange securities to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that any securityholder using the exchange offer to participate in a distribution of the exchange securities to be acquired in the exchange offer (1) cannot rely on the Staff’s position in the Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”) in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

2.     The Company will also include in the letter of transmittal to be executed by each person participating in the exchange offer (the “Letter of Transmittal”) disclosure that, by accepting the exchange offer, each holder (including any broker-dealer) of the original notes represents to the Company that (i) it is not an affiliate of the Company or, if it is an affiliate of the Company, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable in connection with the resale of the exchange securities, (ii) the exchange securities will be acquired in the ordinary course of business, and (iii) it is not engaged in, and does not intend to engage in, a distribution of the exchange securities to be received in the exchange offer.

3.     With respect to any broker-dealer participating in the exchange offer with respect to the original notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or any affiliate of the Company to distribute the exchange securities. In addition, the Company (i) will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that any broker-dealer who holds the original notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange securities in exchange therefor pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange securities, and (ii) will include in the Letter of Transmittal the additional requirement that if the exchange offeree is a broker-dealer holding the original notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that such broker-dealer will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange securities received in respect of such original notes pursuant to the exchange offer. The Letter of Transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions, please contact the undersigned at (224) 948-2000 or Ari B. Blaut of Sullivan & Cromwell LLP at (212) 558-1656.

[Signature Page Follows]

Very truly yours,

BAXTER INTERNATIONAL INC.

/s/ Ellen K. Bradford
Ellen K. Bradford
Senior Vice President & Corporate Secretary

cc:	Ari B. Blaut

Sullivan & Cromwell LLP